Exhibit 99

News

RiT TECHNOLOGIES LTD. RECEIVES STAFF DETERMINATION LETTER FROM NASDAQ

-RiT Technologies Ltd. Intends to Initiate Appeal Process-

Tel Aviv, Israel – June 5, 2008 – RiT Technologies Ltd. (NASDAQ: RITT) (the “Company”) announced today that on June 4, 2008, it received a Staff Determination Letter from the Nasdaq Listing Qualifications Department stating that the Company had not gained compliance with the minimum bid price requirement of $1.00 per share set forth in Nasdaq Marketplace Rule 4320(e)(2)(E)(ii) (the “Bid Price Rule”), and that its securities are therefore subject to delisting from The NASDAQ Capital Market.

As previously announced, on December 6, 2007, the Company was advised by the Nasdaq Listing Qualifications Department that the Company was not in compliance with the Bid Price Rule because for at least 30 consecutive business days prior to December 6, 2007, the closing bid price of the Company’s ordinary shares was below the minimum $1.00 per share requirement for continued inclusion on The NASDAQ Capital Market and that the Company was provided 180 calendar days, or until June 3, 2008, to regain compliance with the Bid Price Rule. The Company plans to timely request a hearing before the Nasdaq Listing Qualifications Panel (the “Panel”) to appeal the Nasdaq staff’s determination. The hearing request will stay the delisting action, and as a result, the Company’s securities will remain listed on The NASDAQ Capital Market until the Panel issues its decision following the hearing. There can be no assurance that the Panel will grant the Company’s request for continued listing on The NASDAQ Capital Market.

About RiT Technologies

RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

News

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: the pending delisting of our ordinary shares from the NASDAQ Capital Market; our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il